Credit Suisse - Global Fixed Income Fund
Question 77C

On June 25, 2009 a Special Meeting of Shareholders of the Fund was held and the following matters were voted upon:


                                      For          Against       Abstain
(1) To approve an Agreement and Plan
of Reorganization                     2,224,201      126,993            285,900
(2) To approve an Investment
Sub-Advisory Agreement                2,222,484      125,239            289,369
